124 Main St ∙ PO Box 508

Delhi, New York 13753

(855) 413-3544

March 23, 2023

VIA EDGAR

Ms. Tonya K. Aldave

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC 20549

Re:	Delhi Bank Corp.
Post-Qualification Amendment No. 5 to
Offering Statement on Form 1-A
Request for Qualification
File No. 024-10818

Dear Ms. Aldave:

Pursuant to your correspondence on March 23, 2023 advising that the Commission does not intend to review the Post-Qualification Amendment No. 5 to the Form 1-A of Delhi Bank Corp. (the “Post-Qualification Amendment”), we respectfully request that the Post-Qualification Amendment be declared qualified on March 27, 2023 at 4:30 p.m., or as soon as practicable thereafter.

Furthermore, Delhi Bank Corp. hereby acknowledges the following:

•	We have previously been advised by the States of New York and Ohio that the offering is qualified or registered;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Abby E. Brown of Squire Patton Boggs (US) LLP at (202) 457-5668 or the undersigned upon the declaration of qualification, or if you have any questions regarding this matter.

Sincerely,

/s/ Peter V. Gioffe

Peter V. Gioffe
President

cc:	Abby E. Brown, Esq., Squire Patton Boggs (US) LLP